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TORYS LLP [LOGO]                        237 Park Avenue        Daniel M. Miller
-----                                   New York, New York     Direct Tel.
NEW YORK   TORONTO                      10017.3142             212.880.6079
                                                               dmiller@torys.com
                                        TEL 212.880.6000
                                        FAX 212.682.0200

                                        www.torys.com


                                        August 11, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



 Re: Viventia Biotech Inc. Application for Withdrawal of Registration Statement
     on Form 20-F (File No. 001-32538)
     ---------------------------------------------------------------------------

Dear Mr. Riedler:

         On June 17, 2005 Viventia Biotech Inc. (the "Company"), filed with the SEC a registration statement on Form 20-F in connection with its intention to become listed on the American Stock Exchange.

         The Company is no longer pursuing a listing on the American Stock Exchange at this time. Therefore, the Company requests that its Registration Statement on Form 20-F be withdrawn.

         If you have any questions concerning this request, please call the undersigned at (212) 880-6079.




                                                      Yours truly,

                                                      /s/ Daniel M. Miller
                                                      --------------------------
                                                      Daniel M. Miller

AHS